

MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-45875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. St. Germain Co.,

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield MA 01115
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Valickus (413) 733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street Boston MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain, Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public

Marion F Roberts my com exp 12-9-16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

We have audited the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 16, 2010

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 2,127,484	$ 3,166,079
Cash and investments segregated for the benefit of customers	-	76,568,221
Receivable from brokers	1,406,289	919,266
Securities borrowed	1,142,700	-
Client debit balances	-	2,973
Investments owned (cost $13,617,057 - 2009, $17,327,244 - 2008)	14,150,575	15,217,600
Management fee receivable	1,433,791	8,374
Other accrued interest and dividends receivable	29,886	12,072
Property and equipment, less accumulated depreciation and amortization	409,778	565,967
Income taxes receivable	418,175	324,045
Deferred tax asset, net	922,000	867,000
Other assets	344,237	295,287
	$ 22,384,915	$ 97,946,884

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
Liabilities:		
Payable to brokers	$ 1,148,303	$ 3,122,457
Customers' free credit balances	-	74,623,711
Securities sold, not yet purchased, at market value (cost $1,107,078 - 2009 and $0 - 2008)	1,125,400	-
Accrued expenses and other liabilities	2,651,124	2,576,266
Total liabilities	4,924,827	80,322,434
Shareholders' equity:		
Common shares:		
Class A nonvoting, authorized 720,000 shares; issued 557,118 and 645,300 shares; outstanding 354,644 and 426,966 shares as of December 31, 2009 and 2008, respectively	-	-
Class B voting, authorized 80,000 shares; issued 70,870 and 74,885 shares; outstanding 65,235 and 68,050 shares as of December 31, 2009 and 2008, respectively	-	-
Paid in capital	531,173	2,930,283
Retained earnings	21,837,985	20,007,377
	22,369,158	22,937,660
Less treasury shares, at cost:		
Class A, 202,474 (218,334 - 2008) shares	(4,763,419)	(5,136,542)
Class B, 5,635 (6,835 - 2008) shares	(145,651)	(176,668)
	(4,909,070)	(5,313,210)
Total shareholders' equity	17,460,088	17,624,450
Total liabilities and shareholders' equity	$ 22,384,915	$ 97,946,884

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2009 and 2008

	2009	2008
Operating revenues:		
Management fees	$ 5,305,359	$ 6,723,333
Dividends	331,970	213,890
Interest income, net	198,606	1,110,787
Investment (loss), net	(108,552)	(125,290)
Unrealized gain (loss) on investments, net	2,643,162	(3,422,995)
Other income	183,065	2,090
Total operating revenue	8,553,610	4,501,815
Operating expenses:		
Employee compensation	3,976,310	3,225,978
Professional fees	95,094	163,238
Communications and data processing	159,224	136,521
Selling, general and administrative expenses	2,380,856	2,270,787
Total operating expenses	6,611,484	5,796,524
Income (loss) before income taxes	1,942,126	(1,294,709)
Income tax expense (benefit)	(277,000)	1,406,000
Net income (loss)	$ 2,219,126	$ (2,700,709)

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2009 and 2008

	Common Shares Authorized and Issued		Paid in	Retained	Treasury Shares at Cost		Total Shareholders'
	Class A	Class B	Capital	Earnings	Class A	Class B	Equity
Balance at December 31, 2007	667,000	76,635	$ 3,621,623	$ 23,139,959	$ (5,149,364)	$ (223,193)	$21,389,025
Net loss	-	-	-	(2,700,709)	-	-	(2,700,709)
Cash dividends paid, $0.85 per share	-	-	-	(431,873)	-	-	(431,873)
Purchase of 21,700 shares Class A stock at prices ranging from $29.44 to $30.51	(21,700)	-	(649,452)	-	-	-	(649,452)
Sale of 545 shares Class A stock at prices ranging from $29.51 to $30.24	-	-	3,440	-	12,822	-	16,262
Purchase of 1,750 shares Class B stock at prices ranging from $29.42 to $30.51	-	(1,750)	(51,921)	-	-	-	(51,921)
Sale of 1,800 shares Class B stock at prices ranging from $29.44 to $30.08	-	-	6,593	-	-	46,525	53,118
Balance at December 31, 2008	645,300	74,885	2,930,283	20,007,377	(5,136,542)	(176,668)	17,624,450
Net income	-	-	-	2,219,126	-		2,219,126
Cash dividends paid, $0.85 per share	-	-	-	(388,518)	-	-	(388,518)
Purchase of 88,182 shares Class A stock at prices ranging from $27.09 to $30.57	(88,182)	-	(2,494,123)	-	-	-	(2,494,123)
Sale of 15,860 shares Class A stock at prices ranging from $26.32 to $29.83	-	-	73,228	-	373,123	-	446,351
Purchase of 4,015 shares Class B stock at prices ranging from $28.03 to $29.83	-	(4,015)	(117,400)	-	-	-	(117,400)
Sale of 1,200 shares Class B stock at price of $29.83	-	-	4,779	-	-	31,017	35,796
Employee share - based compensation	-	-	134,406	-	-	-	134,406
Balance at December 31, 2009	557,118	70,870	$ 531,173	$ 21,837,985	$ (4,763,419)	$ (145,651)	$ 17,460,088

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 2,219,126	$ (2,700,709)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	197,460	243,632
Deferred tax expense (benefit)	(55,000)	(95,000)
Employee share-based compensation	290,837	(68,947)
Change in:		
Cash, accrued interest receivable and investments segregated for the benefit of customers	76,568,221	44,945,593
Other accrued interest and dividend receivable	(17,814)	65,121
Investments owned, net	1,067,025	4,390,338
Securities borrowed	(1,142,700)	183,000
Receivable from brokers and customers and other assets	(533,000)	(651,579)
Income taxes receivable	(94,130)	1,479,886
Management fee receivable	(1,425,417)	4,051
Customers' free credit balances	(74,623,711)	(44,121,680)
Payable to brokers, accrued expenses and other liabilities	(2,055,727)	(3,499,337)
Securities sold, not yet purchased, net	1,125,400	(178,000)
Net cash provided by (used in) operating activities	1,520,570	(3,631)
Cash flows from investing activities:		
Purchases of fixed assets	(41,271)	(57,483)
Net cash used in investing activities	(41,271)	(57,483)
Cash flows from financing activities:		
Dividends paid	(388,518)	(431,873)
Purchase of treasury shares	(2,611,523)	(701,373)
Proceeds from sale of treasury shares	482,147	69,380
Net cash used in financing activities	(2,517,894)	(1,063,866)
Net increase (decrease) in cash and cash equivalents	(1,038,595)	(1,124,980)
Cash and cash equivalents at beginning of year	3,166,079	4,291,059
Cash and cash equivalents at end of year	$ 2,127,484	$ 3,166,079
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 109,231	$ 1,155,905
Income taxes	127,870	21,114

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Organization

The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. ("DJS") and its wholly-owned subsidiary, First Springfield Trust, Inc. ("FST"). All intercompany transactions have been eliminated in consolidation.

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker dealer in all 50 states.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the fair value of investments, payables and accruals, and the useful lives of depreciable assets. Actual results could differ from those estimates.

Beginning in November 2009, the Company contracted with Pershing LLC for Pershing to perform custodial and clearing functions for clients on a fully disclosured basis.

Management has evaluated subsequent events through February 16, 2010, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the financial statements.

Management Fees

Management fees are received quarterly but are recognized as earned on a pro rata basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Investments

Investments owned are recorded at fair value with changes in fair value recorded in earnings. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

The Company groups its financial assets and liabilities, generally measured at fair value, in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

Level 1 Fair values designated as Level 1 are valued based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives.

Level 2 Fair values designated as Level 2 are valued based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, either directly or by correlation or other means. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, and certain over-the-counter derivatives.

Level 3 Inputs for Level 3 fair values are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Such inputs are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Sold Short

The Company makes short sales of securities. These transactions result in off-balance sheet risk as the Company's ultimate obligations for securities sold short may exceed the amount currently reflected in the statement of assets, liabilities and partners' capital.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

Commission

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Advertising Costs

Advertising is expensed as incurred and amounted to $611,521 in 2009 and $1,023,424 in 2008.

Share-based Payments

Share-based compensation is measured at the grant-date, based on the fair value of the award, and is recognized over the period during which the employee is required to provide service.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Reclassification

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. This pronouncement also requires entities to disclose the date through which subsequent events have been evaluated.

In June 2009, the FASB approved the FASB *Accounting Standards Codification* ("Codification") as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative.

2. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2009 and 2008.

3. CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE

As of December 31, 2009, the Company was exempt from SEC Rule 15c3-3, as the Company no longer carries securities accounts for customers or performs custodial functions relating to customer securities.

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts and segregates securities for the benefit of customers. The amount in these accounts as of December 31, 2008 was as follows:

U.S. Treasury securities, at cost	$ 74,974,687
Cash	1,593,534
	$ 76,568,221

CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE (concluded)

Aggregate carrying value of investments segregated for the benefit of customers approximates their fair value at December 31, 2008.

4. INVESTMENTS OWNED

Investments owned at fair values at December 31, 2009 and 2008 are as follows:

	2009	2008
Obligations of U.S. government	$ 8,382	$ 1,012,908
Corporate bond, debentures, and notes	758,764	1,088,731
Equity securities (by industry):		
Energy	1,034,298	1,207,324
Materials	887,202	1,141,396
Industrials	1,385,582	678,705
Consumer Discretionary	1,183,058	1,598,431
Consumer Staples	695,389	497,947
Health Care	508,883	760,570
Financials	998,863	1,819,577
Information Technology	2,681,192	2,926,639
Index Funds	3,502,988	2,150,401
Other	161,173	228,936
	13,038,628	13,009,926
Other securities	344,801	106,035
	$ 14,150,575	$ 15,217,600

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

INVESTMENTS OWNED (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	December 31, 2009			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Obligations of U.S. government	$ -	$ 8,382	$ -	$ 8,382
Corporate bond, debentures, and notes	-	758,764	-	758,764
Equity securities (by industry):				-
Energy	1,034,298	-	-	1,034,298
Materials	887,202	-	-	887,202
Industrials	1,385,582	-	-	1,385,582
Consumer Discretionary	1,183,058	-	-	1,183,058
Consumer Staples	695,389	-	-	695,389
Health Care	508,883	-	-	508,883
Financials	998,863	-	-	998,863
Information Technology	2,681,192	-	-	2,681,192
Index Funds	3,502,988	-	-	3,502,988
Other	161,173	-	-	161,173
Other securities	-	344,801	-	344,801
Total assets	$13,038,628	$ 1,111,947	$ -	$ 14,150,575

INVESTMENTS OWNED (concluded)

	December 31, 2008			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Obligations of U.S. government	$ -	$ 1,012,908	$ -	$ 1,012,908
Corporate bond, debentures, and notes	-	1,088,731	-	1,088,731
Equity securities (by industry):				-
Energy	1,207,324	-	-	1,207,324
Materials	1,141,396	-	-	1,141,396
Industrials	678,705	-	-	678,705
Consumer Discretionary	1,598,431	-	-	1,598,431
Consumer Staples	497,947	-	-	497,947
Health Care	760,570	-	-	760,570
Financials	1,819,577	-	-	1,819,577
Information Technology	2,926,639	-	-	2,926,639
Index Funds	2,150,401	-	-	2,150,401
Other	228,936	-	-	228,936
Other securities	-	106,035	-	106,035
Total assets	$13,009,926	$ 2,207,674	$ -	$15,217,600

There are no assets or liabilities measured at fair value on a nonrecurring basis.

5. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2009 and 2008 are as follows:

	2009	2008
Furniture and equipment	$ 2,783,789	$ 2,742,518
Leasehold improvements	887,984	887,984
	3,671,773	3,630,502
Less accumulated depreciation and amortization	(3,261,995)	(3,064,535)
	$ 409,778	$ 565,967

Depreciation and amortization expense was $197,460 and $243,632 for the years ended December 31, 2009 and 2008, respectively.

6. RELATED-PARTY TRANSACTIONS

The Company maintains investment accounts on behalf of the officers and directors of the Company. Customers' free credit balances reported on December 31, 2008 include $221,475 related to these accounts.

7. NET CAPITAL REQUIREMENT

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because as of November 20, 2009, it does not hold any customer securities or customer cash.

The Company is subject to the alternative standard of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital as defined of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2009, the Company had net capital of $11,570,037, which was $11,320,037 in excess of its required net capital of $250,000.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $16,031,394 and $13,757,691, respectively, as of December 31, 2009. The capital, as defined, of the subsidiary is included in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

8. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $2,000,000.

9. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $109,231 and $1,155,905 for 2009 and 2008, respectively.

10. BENEFIT PLAN AND AGREEMENTS

In 2005, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $251,868 and $231,158 for the years ended December 31, 2009 and 2008, respectively.

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued $1,269,627 and $1,316,515 related to these agreements as of December 31, 2009 and 2008, respectively. Expense attributable to these agreements amounted to $371,012 and $74,087 for the years ended December 31, 2009 and 2008, respectively.

The Company has agreed to provide health benefits to certain retired employees. Payments under these agreements amounted to $30,902 in 2009. The aggregate annual payments under these agreements are estimated to be as follows:

Year Ending December 31,	
2010	$ 28,179
2011	29,644
2012	31,186
2013	28,289
2014	29,760
2015 - 2019	154,620
Thereafter	121,361
	$ 423,039

BENEFIT PLAN AND AGREEMENTS (concluded)

These agreements are unfunded. Included in accrued expenses at December 31, 2009 and 2008 is $330,415 and $333,498, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2009 and 2008 are as follows:

	2009	2008
Discount rate	4.2%	4.5%
Health care cost-trend growth rate	5.2%	7.0%

For the years ended December 31, 2009 and 2008, expense attributable to these agreements amounted to $20,280 and $(305,201), respectively.

11. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31,	
	2009	2008
Current tax provision (benefit):		
Federal	$ (233,000)	$1,371,000
State	11,000	130,000
	(222,000)	1,501,000
Deferred tax provision (benefit):		
Federal	(78,000)	(168,000)
State	23,000	73,000
	(55,000)	(95,000)
	$ (277,000)	$1,406,000

The reasons for the differences between income tax expense at the statutory federal rate and actual tax expense are summarized as follows:

	Years Ended December 31,	
	2009	2008
Tax (benefit) at statutory federal tax rate of 34%	$ 660,000	$ (440,000)
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	22,000	134,000
Dividends received deduction	(79,000)	(51,000)
Change in valuation allowance	(880,000)	1,748,000
Other	-	15,000
Tax expense (benefit)	$ (277,000)	$1,406,000

INCOME TAXES (continued)

The components of the net deferred tax asset are as follows:

	Years Ended December 31,	
	2009	2008
Deferred tax asset:		
Federal	$ 1,833,000	$ 2,474,000
State	192,000	211,000
Valuation reserve on asset	(868,000)	(1,748,000)
	1,157,000	937,000
Deferred tax liability:		
Federal	(217,000)	(56,000)
State	(18,000)	(14,000)
	(235,000)	(70,000)
Net deferred tax asset	$ 922,000	$ 867,000

Deferred income taxes result from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The components of the net deferred tax asset as of December 31, 2009 and 2008 are as follows:

	Years Ended December 31,	
	2009	2008
Deferred tax assets:		
Net unrealized loss on investments	$ -	$ 736,000
Compensation related accruals	941,000	900,000
Capital loss carryover	1,042,000	1,012,000
Other	43,000	38,000
Gross deferred tax assets	2,026,000	2,686,000
Valuation allowance	(868,000)	(1,748,000)
Deferred tax assets, net of valuation allowance	1,158,000	938,000
Deferred tax liabilities:		
Depreciation	(56,000)	(71,000)
Net unrealized appreciation of investments	(179,000)	-
Other	(1,000)	-
Total gross deferred tax liabilities	(236,000)	(71,000)
Net deferred tax asset	$ 922,000	$ 867,000

INCOME TAXES (concluded)

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carry-forwards. At December 31, 2009, the Company had a valuation reserve against the deferred tax asset related to unrealized investment losses and capital loss carryforwards due to the uncertainty of realization. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

The Company does not have any uncertain tax positions at December 31, 2009 which require accrual or disclosure.

A summary of the change in the net deferred tax asset is as follows:

	December 31,	
	2009	2008
Balance at beginning of year	$ 867,000	$ 772,000
Deferred tax benefit	55,000	95,000
Balance at end of year	$ 922,000	$ 867,000

12. LEASES

The Company rents its office facilities in Springfield, MA and Hartford, CT under leases which expire in 2015 and 2011, respectively. Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2009 are:

Year Ending December 31,	
2010	$ 122,018
2011	108,515
2012	89,612
2013	89,612
2014	89,612
Thereafter	52,273
	$ 551,642

LEASES (concluded)

The leases require additional payments based on increases in taxes and certain operating expenses. The Hartford lease contains an option to extend the term of the lease for a period of three years. The cost of rentals during the extension period is not included above. Total rent expense for the years ended December 31, 2009 and 2008 amounted to $127,542 and $135,802, respectively.

13. SHAREHOLDERS' EQUITY

The Company's 1995 Incentive Stock Option Plan ("1995 Plan") provides for the issuance of options to purchase a maximum of 60,000 Class A nonvoting shares and 14,000 Class B voting shares of common stock. In December 2006, the Company's Board of Directors approved the 2006 Incentive Stock Option Plan (2006 Plan). The 2006 Plan provides for the issuance of options to purchase a maximum of 100,000 Class A nonvoting shares of common stock. Under the Plans, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the fair value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted.

In 2009, the Company determined the calculated value of stock options granted at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

Expected volatility	12.93%
Risk-free interest rate	2.83%
Expected dividend rate	2.75%
Expected life	7.2 years

No stock options were granted in 2008. The expected volatility is an estimate based on a comparative industry fund.

Options granted to date under both plans vested immediately.

SHAREHOLDERS' EQUITY (continued)

There was no compensation expense related to these plans in 2008. The compensation expense recorded under both plans for 2009 was $134,406. A summary of the activity during 2009 and 2008 is as follows:

	Options Outstanding			
	Class A	Class B	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 2007	37,800	7,200	$23.00 - $35.07	$ 27.48
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options expired/cancelled	(4,000)	-	27.39	27.39
Balance, December 31, 2008	33,800	7,200	$23.00 - $35.07	$ 27.49
Options granted	52,100	1,500	26.31 - 29.83	28.02
Options exercised	(100)	-	30.75	30.75
Options expired/cancelled	(8,000)	-	27.85	27.85
Balance, December 31, 2009	77,800	8,700	$23.00 - $35.07	$ 27.78

SHAREHOLDERS' EQUITY (continued)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options by common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. Options whose exercise price is less than the estimated share value at December 31 are excluded in determining dilutive shareholders' equity per share. These amounts are as follows as of December 31, 2009 and 2008:

	2009	2008
Total shareholders' equity	$ 17,460,088	$ 17,624,450
Effect of assumed exercise of options	2,199,706	689,657
	$ 19,659,794	$ 18,314,107
Shares outstanding:		
Authorized and issued	627,988	720,185
Less treasury shares	(208,109)	(225,169)
Shares outstanding	419,879	495,016
Options outstanding (in the money)	80,700	27,600
Diluted shares outstanding	500,579	522,616
Total shareholders' equity per Class A and B shares outstanding	$ 41.58	$ 35.60
Diluted shareholders' equity per Class A and B shares	$ 39.27	$ 35.04

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 120,000 units. Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2009 and 2008, 119,938 units and 116,432 units have been issued, respectively. Expense resulting from issued units is remeasured as of the date of the statement of financial condition. Expense attributable to the Plan was $156,431 and $(68,947) for the years ended December 31, 2009 and 2008, respectively.

SHAREHOLDERS' EQUITY (concluded)

The transfer of Class A and Class B shares from non-employees is subject to the Company's right of first refusal to purchase the shares at 80% of fully diluted book value. The Company's non-employee shareholders may at any time through December 31, 2012 require the Company to repurchase their shares subject to an individual annual limitation of 5% of the aggregate Company shares outstanding and the capital requirements of the Securities and Exchange Commission Rule 15c3-1. The repurchase price is the same as would apply to the Company's right of first refusal to purchase the shares.

Schedule I

D.J. ST. GERMAIN COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Computation of net capital

Total shareholders' equity (DJS)		$ 17,460,088
Adjustments:		
Nonallowable assets:		
Property and equipment, net	$ (409,778)	
Income tax receivable	(808,595)	
Deferred tax asset	(1,354,000)	
Investment in subsidiary (FST)	(14,547,002)	
Eligible capital of subsidiary (FST)	11,494,120	
Other	(244,239)	(5,869,494)
Tentative net capital		11,590,594
Less:		
2% money market		(20,557)
Net capital		11,570,037
Computation of alternative net capital requirement:		
2 percent of aggregate debt items (or $250,000, if greater) as shown in formula for reserve requirement pursuant to Rule 15c3-3 prepared as of date of net capital computation - Company		250,000
Excess net capital		$ 11,320,037

Computation of Reserve Requirement

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because as of November 20, 2009, it does not hold any customer securities or customer cash.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2009.

**Independent Auditors' Report
on Internal Control Required by
SEC Rule 17a-5**

To the Board of Directors and Shareholders' of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

In planning and performing our audit of the consolidated financial statements of D.J. St. Germain Company, Inc. and subsidiary (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness. Yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 19, 2010